Vstock Transfer, LLC
18 Lafayette Place
Woodmere, New York 11598

ONLINE VOTING

To vote your proxy electronically, please go to www.vstocktransfer.com/proxy and select "Proxy Voter Login" You must reference your 12-digit control number listed below.

CONTROL #

* SPECIMEN *
1 MAIN STREET
ANYWHERE PA 99999-9999

SRIVARU Holding Limited
Important Notice Regarding the Availability of Proxy Materials
for the Extraordinary General Meeting of Shareholders to be held on June 27, 2024

This communication presents only an overview of the more complete proxy materials that are available to you on the Interne encourage you to access and review all of the important information contained in the proxy materials before voting.

ACCESSING YOUR PROXY MATERIALS ONLINE

The following Proxy Materials are available to you to review at:
https://ts.vstocktransfer.com/irhlogin/SRIVARUHOLDINGLIMITED

- Notice of Extraordinary General Meeting of Shareholders;
- Proxy Statement for the Extraordinary General Meeting of Shareholders (including all attachments thereto); and
- The Proxy Card, and any amendments to the foregoing materials that are required to be furnished to stockholders.

PROXY STATEMENT OVERVIEW

The Extraordinary General Meeting of Shareholders of TEST ISSUE REF 1999 (the "Company"), will be held at 8:30 a.m. Eastern Time via Conference Call. You can register for the Meeting at https://meeting.vstocktransfer.com/2024SRIVARU.

Proposals to be voted at the meeting are listed below along with the Board of Directors' recommendations.

1. A Srivaru proposal to give the Board of Directors discretion to approve a reverse share split at an exchange ratio of up to one-for-fifteen (1:15) within 12 months of the shareholders' approval.
2. A Srivaru proposal that the authorised share capital of the Company be adjusted in proportion to any reverse share split implemented pursuant to Proposal 1.
3. A Srivaru proposal that the authorised share capital be increased regardless of whether the reverse share split occurs.
4. A Srivaru proposal to amend the Securities Escrow Agreement to permit the release and issuance of earnout shares without the occurrence of the milestone events.
5. A Srivaru proposal to adjust the number of earnout shares to reflect the Company's additional share issuances at the Closing of the Business Combination, as well the reverse share split, should it occur.
6. A Srivaru proposal to adopt the second amended and restated memorandum and articles of association to reflect any reverse share split, any related adjustment, and the authorised share capital increase and to provide for a staggered board of directors, divided into three classes, with shareholders electing directors for a full term of two (2) years.
7. A Srivaru proposal to enter into an additional financing such as the proposed Committed Equity Financing Facility.
8. A Srivaru proposal to approve the adjournment of the Meeting to a later date or dates to (A) supplement or amend the proxy statement or (B) solicit additional proxies from shareholders in favour of one or more of the proposals.

THE BOARD RECOMMENDS A VOTE "FOR" ALL THE PROPOSALS.

PLEASE NOTE - YOU CANNOT VOTE BY RETURNING THIS NOTICE. To vote your shares, you must go online or request a paper copy of the Proxy Materials to receive a proxy card.

* SPECIMEN * AC:ACCT9999 90.00